

Mail Stop 4631   July 20, 2016

<u>Via E-mail</u>
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

> **Re: Ashland Holdings Global Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 11, 2016**
> **File No. 333-211719**

Dear Mr. Ganz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.

Certain Transactions and Related Parties, page 65

2.   We note that you have removed disclosure indicating that you will file your agreements related to the Valvoline separation as exhibits to your registration statement. Please supplementally explain why you no longer intend to file these agreements as exhibits.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
Thomas Dunn
Cravath, Swaine & Moore LLP